November 8, 2005

United States Securities and Exchange Commission

Mail Stop 0407

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Response to verbal comments on September 21, 2005
Quepasa Corporation
Form 10-KSB for the fiscal year ended December 31, 2004
Filed March 31, 2005
Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005
File No. 0-25565

Ladies and Gentlemen:

We have reviewed your additional verbal comments, from our conversation on September 21, 2005, regarding our Forms 10-QSB filing referenced above, and offer our following responses.

Internal Control Over Financial Reporting

You have asked that we confirm that there were no changes in our internal control over financial reporting in connection with our evaluation required by paragraph (d) of 13a-15 that occurred during our fiscal quarters ended March 31, 2005 and June 30, 2005 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

We confirm that there were no changes in our internal control over financial reporting that could materially affect internal controls as of the fiscal quarters ended March 31, 2005 and June 30, 2005.

Certifications on Form 10-QSB for the quarter ended March 31, 2005

We will correct the language in our certifications associated with Form 10-QSB for the quarter ended March 31, 2005 to comply with Regulation S-B 601(b)31 and file an amended Form 10-QSB/A.

Attached are examples of the certifications we intend to file in our amended 10-QSB for the quarter ended June 30, 2005.

United States Securities and Exchange Commission

November 8, 2005

Page Two

Controls and Procedures

You have asked us to tell you about the basis for our certifying officers conclusions about the effectiveness of our disclosure controls and procedures in light of the material weaknesses communicated by our auditors.

The basis of our auditor’s communication related to a matter it considered to be a material weakness relating to the adequacy of the staffing of our accounting and finance department. The Company has implemented additional procedures such as month end close checklists and control worksheets in order to address the matters that the auditors considered a material weakness.

We believe that based on the implementation of these additional procedures and controls, that the Company’s disclosure controls and procedures were effective as of June 30, 2005.

We hope that these answers will clarify our operations as they pertain to our financial disclosures. All necessary corrections will be made in future filings. If you should require any further information for clarification, you may contact me at your convenience at 602-716-0100 ext. 258.

Sincerely,

/s/ Charles B. Mathews	/s/ Jeffrey Peterson
Charles B. Mathews	Jeffrey Peterson
Chief Financial Officer	Chairman and Chief Executive Officer

Exhibit 31.1

CERTIFICATIONS

I, Jeffrey Peterson, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Quepasa Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: November 9, 2005		/s/ Jeffrey Peterson
	Name:	Jeffrey Peterson
	Title:	Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Charles B. Mathews, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Quepasa Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: November 9, 2005		/s/ Charles B. Mathews
	Name:	Charles B. Mathews
	Title:	Chief Financial Officer and Chief Operating Officer